Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on July 17, 2013. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Equity & Convertible Income
Re-election of Deborah A. DeCotis – Class III to serve until the Annual Meeting for the 2016-2017 fiscal year	19,213,312	955,177
Re-election of Bradford K. Gallagher – Class III to serve until the Annual Meeting for the 2016-2017 fiscal year	19,212,639	955,850

The other members of the Board of Trustees at the time of the meeting, namely, James A. Jacobson, Hans W.
Kertess, John C. Maney†, William B. Ogden, IV, and Alan Rappaport continue to serve as Trustees.

† Interested Trustee